

RMS

SEC

18007823

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing
JUN 18 2018
Washington, DC

SEC FILE NUMBER
8-69093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MOTILAL OSWAL SECURITIES, INTL.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MOTILAL OSWAL TOWERS, GOKHALE & SAYANI ROAD
(No. and Street)

MUMBAI	INDIA	400-025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES B AHLFELD

212-739-0622
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RBSM, LLP
(Name – *if individual, state last, first, middle name*)

805 THIRD AVE	NEW YORK	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GK

OATH OR AFFIRMATION

I, AMIT KAPOOR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MOTILAL OSWAL SECURITIES, INTL., as of 11th May, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*




R. P. DOOA
Reg. No.
10497
Maharashtra
NOTARY GOVERNMENT OF INDIA

Attested by me

12/6/18

RAKESH P. DOOA
B. Com., LL.B.
Advocate High Court,
Notary Government of India
8, Kondaji Bldg. No. 3,
Behind Tata Hospital, Parel,
MUMBAI-400 012.


NOTARIAL
NOTARIAL
NOTARIAL
NOTARIAL
NOTARIAL

Motilal Oswal Securities International Private Limited
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2018

Assets		
Cash and Cash Equivalents	$	631,968
Fixed Asset		621
Prepaid MAT Entitlement		20,994
Long Term Loan and Advances		46,906
Due from Parent		81,080
Deferred Taxes Receivable		10,077
Prepaid expenses and Other assets		8,299
Total Assets	$	799,945
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses		116,336
Total Liabilities	$	116,336
Stockholder's Equity		
Common Stock, $0.2028 par value		
10,000,000 authorized, 4,569,200 shares issued and outstanding		926,944
Accumulated Deficit		(50,492)
Accumulated Other Comprehensive Loss		(192,843)
Total Stockholder's Equity		683,609
Total Liabilities and Stockholder's Equity	$	799,945

The accompanying notes are an integral part of this financial statement.